Dover Holding Corporation
I8l8 North Farwell Avenue,
Milwaukee, Wisconsin  53202

November 19, 2008

VIA EDGAR
Mr. Michael R. Clampitt
Attorney – Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-4561

Re:  Dover Holding Corporation Form 10, filed October 21, 2008
File No. 000-53469

Dear Mr. Clampitt:

The following are responses of Dover Holding Corporation (the “Company”) to the corresponding numbered comments in the November 5, 2008 letter from the Securities and Exchange Commission (the “Commission”).  The Company will file an amended Form 10 along with this response letter.

Form 10
General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 121g)(1) of the Securities Exchange Act of 1934. Upon the expiration of this 60-day time period, you will be subject to the reporting requirements under  Section 13(a) of the Securities Exchange Act of 1934 In addition, we will continue to review your filing  until all of our comments have been addressed.

RESPONSE:

The Company understands that the Form 10 will go effective by lapse of time 60 days after the filing date and that the Company will be subject to the reporting requirements under Section 13 (a) of the Securities Exchange Act of 1934.

Our Strategy. Page 4

2. Revise the first paragraph to make clear how the Company will operate in so far as investing (owning the properties subject to the leases). Will the Company attract debt and equity to invest in the transaction or will the Company find Investors?  Disclose the anticipated capital needs for the next 12 months.

RESPONSE:

The Company has revised the Form 10 to discuss its anticipated capital needs for the next 12 months.  Further, the Company’s financing strategy with regard to how it will operate is discussed below in “Financing Strategy” under the heading “Our Strategy” in the Form 10.

3. Revise the paragraph to indicate who has the 25 years experience. In addition, revise to add disclosure as to any conflicts between the officers’ current enterprises and how those conflicts will be resolved.

RESPONSE:

The Company has revised the Form 10 to indicate that Frank Crivello has the 25 years of experience.  Additionally, the Company has revised the Form 10 to discuss why it does not believe there will be any conflicts with other real estate activities of Management.

Item IA Risk Factors, page 5

4.  The purpose of the risk factors section is to discuss the most significant factors that make investment in the company speculative or risky It is not attended to be a place for the company to offer assurances or to state its inability to offer assurances. However, you make numerous references to the company’s inability to offer assurances as to certain aspects of the company’s business. Instead of stating the company’s inability to make assurances, please revise the disclosure to merely state the material risks posed by the uncertainties addressed

RESPONSE:

The Company has revised its Form 10 to remove any references to the Company’s inability to offer assurances as to certain aspects of the Company’s business and to merely state the material risks posed by the uncertainties addressed.

5. Your risk factor on page 5 titled “We do not expect to increase air revenues and earnings significantly..,” is unclear. Please clarify when you expect to generate your first revenues.

RESPONSE:

The Company has revised the Form 10 to indicate that it expects to begin generating revenue in 2009.

Liquidity and Capital Resources, page 13

6. Revise the disclosure for each note event (issuance and. conversion) to indicate the lender.

RESPONSE:

The Company has revised the disclosure of each note event to indicate the lender.

Item 4. Security Ownership, page 16

7. Supplementally reconcile the holdings of Santa Clara to inform us how the shares were obtained, e g conversion of notes, 12,568,978 (page 19), sale of domain names, 10,000,000.

RESPONSE:

Please find a supplemental reconciliation of the Santa Clara holdings attached.

8. Supplementally provide us with a list of the holders of the 2,000,000 shares outstanding at 12/31/07.

RESPONSE:

Please find a supplemental list of the holders attached.

Item 6. Executive Compensation, page 18

9. Please disclose, for each individual, the approximate amount of time to be spent each week on Company matters.

RESPONSE:

The Company has revised the Form 10 to indicate that each individual will be spending approximately 5-20 hours per week on Company matters.

Item 9. Market Price… page 20

10. Please disclose the approximate number of holders of each class of common equity.  See Item 201(b) of Regulation S-K.

RESPONSE:

The Company has revised the Form 10 to include information regarding the holders of each class of equity.

Item 10. Recent Sales of Unregistered Securities. Page 20

11. Please indicate the section of the Securities Act or the rights under which exemption from registration was claimed.  See Item 701(d) of Regulation S-K.

RESPONSE:

The Company has revised the Form 10 to reflect that exemption from registration for these issuances was claimed under Section 4(2) of the Securities Act of 1933, as amended.

Item 15- Financial Statements and Exhibits, page F-1

General

12. It appears, based on the disclosures throughout your filing, that you are a development stage enterprise as defined by paragraph 8 of SFAS 7.  Please revise your filing to disclose the information required by paragraphs 11 and 12 of SFAS 7.Additionally, direct your independent accountant to revise their audit report accordingly.

RESPONSE:

The auditor believes that they are not required to update their audit report.  The Company only became a development stage company on June 1, 2008 when they made the decision to enter the real estate leasing market.  The Company has revised the applicable financial statements to reflect its development stage status as of June 1, 2008.

13. We note the consent included in Exhibit 23.1 is not dated, please file an updated and signed consent with your next amendment.

RESPONSE:

The Company has filed an updated and signed consent with its amended Form 10.

Balance Sheets, page F-2

14. We noted from your disclosure on F-9 (Note 5 – Domain Name Purchases) that you recorded the purchases of domain name from Santa C1ara Partners (Santa Clara) at a value of $50,000.  The staff believes that transfer of non-monetary assets for stock should be recorded at the transferor’s historical basis (i.e. Santa Clara’s cost) as determined in accordance with GAAP.  Refer to the guidance in SAB Topic 5G and revise your financial statements accordingly.  If you disagree, provide us with a detail discussion supporting your accounting treatment and cite the specific authoritative literature you used to support your conclusion.

RESPONSE:

We do not believe that SAB Topic 5G is the appropriate accounting treatment.  SAB Topic 5G deals with nonmonetary assets exchanged prior to or contemporaneously with a first-time public offering.  Although in this case, the historical basis of the Domain name is $50,000.

*           *           *           *           *

As requested in the letter from the Commission, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your consideration of this response.  Should you require further information, please contact me at (414) 283-2605.

Sincerely,

/s/ Frank P. Crivello

Frank P. Crivello
Chief Executive Officer

CC:          Thomas A. Rose, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd  Floor
New York, NY 10006

Dover Holding Corporation
Share Reconciliation
		Post - 50 to 1
	Pre-Split	Reverse

Shares Outstanding 12/31/07	99,999,994	2,000,000

Breakdown of Above:
Shares Owned by Santa Clara Partners, LLC	49,970,000	999,400
Shares Owned by JP Patty	9,670,000	193,400
Shares Owned by Non-Affiliates	40,359,994	807,200

Post-Reverse Conversions:
Conversion of $45,000 Note (Santa Clara Partners, LLC)		11,440,110	1-Aug
NNN.net Domain purchase (Santa Clara Partners, LLC)		10,000,000	1-Aug
Conversion of $12,000 Note (Frank Crivello)		2,547,288	1-Aug
Conversion of $5,600 Note (Santa Clara Partners, LLC)		1,127,978	1-Aug

Total Shares Outstanding		27,115,376

Post-Reverse Share Summary:
Non- Affiliates		807,200	2.98%
JP Patty (Director)		193,400	0.71%
Frank Crivello (Individually)		2,547,288	9.39%
Santa Clara Partners, LLC (voted by Frank Crivello)		23,567,488	86.92%